SupportSoft, Inc.
575 Broadway
Redwood City, CA 94063

December 18, 2006

Correspondence Filed Via EDGAR

Mr. David Edgar
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               SupportSoft, Inc.
SEC Staff Comment Letter dated December 13, 2006

Dear Mr. Edgar:

The comment letter referenced above requests a response from SupportSoft, Inc within 10 business days or to otherwise convey to you when a response will be provided. Per our telephone conversation today,  please consider this letter as confirmation of our intention to respond to the above referenced comment letter no later than January 16, 2007.

Should you have any questions or comments regarding this extension, please contact me at your earliest convenience at 650-556-9440.

Very Truly Yours,

/s/ Ken Owyang

Ken Owyang
Chief Financial Officer